Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-113593 of Jackson Hewitt Tax Service Inc. of our report dated May 12, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the fair value method of accounting for stock-based compensation on January 1, 2003 and the adoption of the non-amortization provisions for goodwill and other indefinite-lived intangible assets on January 1, 2002) relating to the consolidated financial statements of Jackson Hewitt Tax Service Inc., a wholly owned subsidiary of Cendant Corporation, appearing in the Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the headings “Selected Historical Consolidated Financial Data” and “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

Parsippany, New Jersey

May 12, 2004